GREENVILLE FEDERAL SAVINGS AND LOAN ASSOCIATION
690 Wagner Avenue
Greenville, Ohio 45331
(937) 548-4158
November 8, 2005
VIA EDGAR AND FACSIMILE
Mr. David Lyon
Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, DC 20549

Re:	Greenville Federal Financial Corporation Form SB-2, File No. 333-126035
Dear Mr. Lyon:
     On behalf of Greenville Federal Financial Corporation (“GFFC”), which filed a Registration Statement on Form SB-2 with the Securities and Exchange Commission (the “SEC”) on June 22, 2005, as amended by Pre-Effective Amendment No. 1 to the Form SB-2 on July 12, 2005, Pre-Effective Amendment No. 2 to the Form SB-2 on September 28, 2005 and Pre-Effective Amendment No. 3 to the SB-2 on October 26, 2005, I hereby request that the SEC accelerate the effectiveness of GFFC’s Registration Statement to November 10, 2005, at 4:00 p.m, or as soon as practicable thereafter .
     By this letter, GFFC acknowledges that: (1) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve GFFC from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) GFFC may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please contact Cynthia A. Shafer at (513) 723-4009 with any questions you may have concerning this acceleration request.

Very truly yours,
/s/ David M. Kepler
David M. Kepler
President